                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                 (Rule 13d-1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. __ )

                        The Brazilian Equity Fund, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   105884100
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                   COPY TO:
   Michael Pradko                             Timothy Diggins, Esq.
   Harvard Management Company, Inc.           Ropes & Gray
   600 Atlantic Avenue                        One International Place
   Boston, MA  02210                          Boston, MA  02110
   (617) 523-4400                             (617) 951-7389

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 19, 2001
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X].


                               Page 1 of 8 Pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 105884100                                     Page 2 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      President and Fellows of Harvard College

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,757,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          --
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,757,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          --
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,757,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      EP

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 8 Pages

                                 SCHEDULE 13D
                                 ------------

                        The Brazilian Equity Fund, Inc.
                        -------------------------------


   Item 1.  Security and Issuer.
            -------------------

       This statement relates to the shares of common stock, $0.001 par value (the "Common Stock"), of The Brazilian Equity Fund, Inc., a Maryland corporation (the "Fund" or "Issuer"), which has its principal executive offices at One Citicorp Center, 58th Floor, 153 East 53rd Street, New York, NY 10022.

   Item 2.  Identity and Background.
            -----------------------

       This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

       Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

       None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

       Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

   Item 4.  Purpose of Transaction.
            ----------------------

       The acquisition of the securities of the Fund was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of securities of the Fund from time to time.

       This Schedule 13D filing, in lieu of Harvard's normal filing of Schedule 13G, is occasioned solely by the increase in Harvard's ownership as a percentage of the outstanding Common Stock of the Fund to 31.5%. Harvard's ownership as a percentage of the outstanding Common Stock of the Fund may be deemed to have the resulting effect of changing or influencing the control of the Fund, notwithstanding that the securities of the Fund acquired and held by Harvard were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Fund.

       Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Harvard reserves the



                               Page 3 of 8 Pages
   right to make any such plans or proposals in the future or take any other steps to enhance the value of its investment.

   Item 5.  Interest in Securities of the Fund.
            ----------------------------------

       (a), (b) Harvard is the beneficial owner of 1,757,000 shares of Common Stock (approximately 31.5% of the shares of Common Stock based on the most recent filing of the Fund with the SEC).

       Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

       (c) Between October 19, 2001 and December 19, 2001, Harvard bought and sold shares of Common Stock of the Fund in open-market transactions on the New York Stock Exchange. The transaction dates, number of shares bought and sold and prices per share during that period are set forth on Exhibit B hereto.


       (d)  Not applicable.

       (e)  Not applicable.

   Item 6.  Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to the Securities of the Fund.
            --------------------------------------


       Not applicable.


   Item 7.  Material to be Filed as Exhibits.
            --------------------------------


   Exhibit A  --  Information concerning the President, Fellows and executive officers of Harvard.

   Exhibit B --  Information concerning Harvard's transactions for the period from October 19, 2001 to December 19, 2001.



                               Page 4 of 8 Pages

                                   Signature
                                   ---------


    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2001

PRESIDENT AND FELLOWS OF HARVARD COLLEGE



By: /s/ Michael S. Pradko
   --------------------------
 Name:   Michael S. Pradko
 Title:  Authorized Signatory



                               Page 5 of 8 Pages

EXHIBIT INDEX
-------------


                                                         Page Number In
Exhibit                                                   Sequentially
Number       Description                                  Numbered Copy
------       -----------                                  -------------

A            Information Concerning the President,              7
             Fellows and executive officers of Harvard



B            Information Concerning Harvard's Transactions      8
             for the period of October 19, 2001 to
             December 19, 2001




                               Page 6 of 8 Pages

                                   EXHIBIT A
                                   ---------

                        Directors and Executive Officers
                        --------------------------------

     The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.


President, Fellows and Executive Officers of Harvard College
------------------------------------------------------------

Name                                        Office/Position
----                                        ---------------

Lawrence H. Summers                         President

D. Ronald Daniel                            Treasurer

Mark Goodheart                              Secretary

Hanna H. Gray                               Fellow

Conrad K. Harper                            Fellow

James R. Houghton                           Fellow

Robert G. Stone, Jr.                        Fellow

Herbert S. Winokur, Jr.                     Fellow



                               Page 7 of 8 Pages

                                   EXHIBIT B
                                   ---------

        Harvard's Transactions for October 19, 2001 - December 19, 2001
        ---------------------------------------------------------------

                       Shares of     Shares of
                       Common        Common        Price
Date of Transaction    Stock Bought  Stock Sold    Per Share
---------------------  ------------  ----------    ---------

10/23/01                      2,600                  $3.60
10/29/01                                 10,500      $3.75
10/30/01                                 14,000      $3.71
10/31/01                      2,000                  $3.56
11/02/01                      1,700                  $3.58
11/05/01                     10,500                  $3.80
11/05/01                                  9,600      $4.10
11/07/01                     11,600                  $4.00
11/12/01                                    200      $4.01
11/28/01                    397,000                  $4.04
11/30/01                      5,700                  $4.10
12/04/01                      3,000                  $4.26
12/06/01                     15,000                  $4.31
12/10/01                     12,000                  $4.39
12/13/01                     39,000                  $4.17
12/18/01                     25,900                  $4.30
12/18/01                    152,000                  $4.29


                               Page 8 of 8 Pages